Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Prof. Ravi Savarirayan
Date of Last Notice:	10 April 2017

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	23 June 2017
No. of securities held prior to change	Shares / Options — Direct: - / -; Indirect: - / -; **Total: - / -**
Class	Unlisted options
Number acquired	Shares / Options — Direct: - / 1,000,000; Indirect: - / -; **Total: - / 1,000,000**
Number disposed	Shares / Options — Direct: - / -; Indirect: - / -; **Total: - / -**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$Nil

No. of securities held prior to change:

	Shares	Options
Direct	-	-
Indirect	-	-
Total	**-**	**-**

Number acquired:

	Shares	Options
Direct	-	1,000,000
Indirect	-	-
Total	**-**	**1,000,000**

Number disposed:

	Shares	Options
Direct	-	-
Indirect	-	-
Total	**-**	**-**

+ See chapter 19 for defined terms.

No. of securities held after change	<table><tr><th></th><th>Shares</th><th>Options</th></tr><tr><td>Direct</td><td>-</td><td>1,000,000</td></tr><tr><td>Indirect</td><td>-</td><td>-</td></tr><tr><td>**Total**</td><td>**-**</td><td>**1,000,000**</td></tr></table>
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Unlisted options to be issued in lieu of cash remuneration in recognition of additional services performed, and further services to be performed, over the next 2 years which have been deemed excess of the Director's current cash remuneration. These options are subject to shareholder approval at the next members meeting.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

THE CFO SOLUTION The CFO Solution

30 June 2017

+ See chapter 19 for defined terms.